                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
       For the fiscal year ended December 31, 2005.

                         Commission file number 0-20793

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           SMITHWAY MOTOR XPRESS, INC.
                  401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SMITHWAY MOTOR XPRESS CORP.
                                2031 QUAIL AVENUE
                             FORT DODGE, IOWA 50501

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                        Financial Statements and Schedule

                           December 31, 2005 and 2004

         (With Report of Independent Registered Public Accounting Firm)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN



                                TABLE OF CONTENTS



                                                                                PAGE
Report of Independent Registered Public Accounting Firm                           1

Statements of Net Assets Available for Plan Benefits                              2

Statements of Changes in Net Assets Available for Plan Benefits                   3

Notes to Financial Statements                                                     4

SCHEDULE

1    Schedule of Assets Held for Investment Purposes at End of Year               8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Plan Trustees
Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan:


We have audited the accompanying statements of net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 2005 and 2004, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2005 and 2004 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                  /s/ KPMG LLP

                                  June 27, 2006
                                Des Moines, Iowa

                       SMITHWAY MOTOR XPRESS, INC. 401(K)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

Statement of Net Assets Available for Plan Benefits December 31, 2005 and 2004

                                                              ------------------------------
                                                                  2005              2004
                                                              -----------        -----------
ASSETS:
  Investments (note 9):
    Investment in registered investment companies ....        $ 8,015,746        $ 6,450,142
    Investment in common trust .......................                  -            823,767
    Common Stock .....................................          3,330,286          2,993,009
    Loans to participants ............................            451,052            439,477
                                                              -----------        -----------
                                                               11,797,084         10,706,395
                                                              -----------        -----------
Contributions receivable:
  Employer ...........................................            260,520            188,596
  Employee ...........................................            102,655             81,948
                                                              -----------        -----------
      Total Assets ...................................         12,160,259         10,976,939
                                                              -----------        -----------
Liabilities (note 6) .................................              8,199                  -
                                                              -----------        -----------
       Net assets available for plan benefits (note 2)        $12,152,060        $10,976,939
                                                              ===========        ===========


See accompanying notes to financial statements

                       SMITHWAY MOTOR XPRESS, INC. 401(K)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN


Statement of Changes in Net Assets Available for Plan Benefits Years ended December 31, 2005 and 2004


                                                                     ------------------------------
                                                                        2005               2004
                                                                     -----------        -----------
Additions to net assets attributed to:
  Employer contributions (note 3) ...........................        $   260,520        $   188,596
  Employee contributions and rollovers (note 3) .............          1,075,571          1,013,113
  Net investment gain (notes 2 and 9) .......................          1,031,743          2,815,263
                                                                     -----------        -----------
       Total additions ......................................          2,367,834          4,016,972
                                                                     -----------        -----------
Deduction from net assets attributed to:
  Benefits paid to participants (note 5) ....................          1,148,539          1,842,956
  Administrative fees .......................................             42,259             11,257
  Other .....................................................              1,915              4,815
                                                                     -----------        -----------
       Total deductions .....................................          1,192,713          1,859,028
                                                                     -----------        -----------
       Net increase in net assets available for plan benefits          1,175,121          2,157,944

Net assets available for plan benefits:
  Beginning of year .........................................         10,976,939          8,818,995
                                                                     -----------        -----------
  End of year ...............................................        $12,152,060        $10,976,939
                                                                     ===========        ===========


See accompanying notes to financial statements

                       SMITHWAY MOTOR XPRESS, INC. 401(K)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN


                          Notes to Financial Statements

                           December 31, 2005 and 2004

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  PLAN INFORMATION AND BASIS OF PRESENTATION

          The accompanying financial statements of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the Plan) have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by Smithway Motor Xpress Corp. (the Company) and has two entry dates per year. Full-time employees are eligible for participation in the Plan on the next entry date after completing ninety days of service and attaining twenty-one years of age. Participants should refer to the Plan agreement for more complete information.

          The Company's Employee Stock Ownership Plan (the ESOP) was merged with the Plan on January 1, 1997. No additional contributions were made to the ESOP. Effective January 1, 2005, the Plan was amended to remain in compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001, the Job Creation and Worker Assistance Act of 2002, IRS Regulations, and other IRS guidance.

     (b)  INVESTMENTS

          Investments, other than loans, are reported at fair value as determined by using available market information. Purchases and sales of securities are recorded on a trade-date basis. Loans to participants are valued at their unpaid principal balance, representing estimated fair value.

          Net investment income includes investment income, realized gains (losses), and unrealized appreciation (depreciation) on investments held.

     (c)  ADMINISTRATIVE FEES

          Certain administrative fees are paid by the Company.

     (d)  INCOME TAXES

          The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. Franklin Templeton (the Plan Administrator) and the Plan's tax counsel believe the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 2005 and 2004. As noted above, the Plan was amended on January 1, 2005. Management believes this amendment did not adversely impact the Plan's compliance with the applicable requirements of the Internal Revenue Code. Future qualification of the Plan will depend on continuing operation in compliance with the Internal Revenue Code.

     (e)  USE OF ESTIMATES

          The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.



                                  4 (continued)

                       SMITHWAY MOTOR XPRESS, INC. 401(K)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN


     (2)  NET ASSETS AVAILABLE FOR PLAN BENEFITS

          The Plan Administrator maintains funds received from the Plan primarily in registered investment companies or in the Company's common stock.

     (3)  CONTRIBUTIONS

          Under the terms of the Plan agreement, the Company may, at its discretion, make annual contributions to the Plan, which shall be allocated to eligible participants based on a percentage of the total deferred compensation contributed during the Plan year. Contributions totaled $260,520 and $188,596 for the years ended December 31, 2005 and 2004, respectively. Forfeitures, if any, are used to reduce future employer contributions.

          Employees may make voluntary contributions to the Plan up to certain IRS limitations.

     (4)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of Plan earnings. Each participant will be permitted to direct the Plan Administrator to invest their individual accounts into various approved investments permitted under the Plan.

          Participants are immediately vested in their voluntary contributions and the earnings thereon. Vesting of employer matching contributions is based on years of continuous service in which the participant has completed at least 1,000 hours of service as follows:



                                                   PERCENTAGE
         YEARS OF SERVICE                            VESTED
         ----------------                         ------------
                1                                       0%
                2                                      20%
                3                                      40%
                4                                      60%
                5                                      80%
                6                                     100%



     (5)  BENEFITS

          Under the terms of the Plan agreement, participants or their beneficiaries are eligible for benefits upon retirement, death, or disability. Benefits shall be distributed through one of several options selected by the participants, as defined in the Plan agreement. Distributions from the participants' ESOP accounts are made in shares of the Company stock or cash. All other distributions are made in cash.

     (6)  LIABILITIES

          Liabilities include refunds payable for excess contributions received by the Plan which are reimbursable to the participants, benefit claims payables, and other miscellaneous operating payables.

     (7)  PLAN TERMINATION

          Although the Company has not expressed any intent to terminate its participation in the Plan, it may do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100% vested in all benefits earned from both employee and employer contributions as of the termination date.



                                  5 (continued)

                       SMITHWAY MOTOR XPRESS, INC. 401(K)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN


     (8)  PARTY-IN-INTEREST TRANSACTIONS

          Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. Franklin Templeton, as Plan Administrator, is a party-in-interest as defined by ERISA as a result of investing Plan assets in its own funds. The Company is a party-in-interest as a result of the Plan participants being able to invest in Company stock. A participant who acquires a participant loan is a party-in-interest. However, such transactions are exempt and are not prohibited by ERISA.

     (9)  INVESTMENTS

          The fair values of the investments of the Plan at December 31, 2005 and 2004 were as follows:



                                                               2005
                                                            -----------
Galliard Stable Return Fund *                               $ 1,143,938
Franklin Templeton U.S. Government Securities Fund *            818,221
Franklin Templeton Total Return Fund *                           67,739
Franklin Templeton Income Fund *                              1,249,103
Franklin Templeton Age High Income Fund *                        37,696
Franklin Templeton Growth Fund *                                139,112
Mutual Shares *                                                 305,154
Franklin Templeton Small Cap Value Fund *                       107,635
Fidelity Magellan Fund                                        2,281,090
Franklin Templeton Capital Growth Fund *                        140,345
Franklin Templeton Flex Cap Growth Fund *                     1,546,331
Franklin Templeton Small-Midcap Growth Fund *                    43,592
Templeton Growth Fund *                                         135,789
Smithway Motor Xpress Corp. common stock *                    3,330,286
Participant Loans *                                             451,052
                                                            -----------
                                                            $11,797,083
                                                            ===========



                                                               2004
                                                            -----------
Franklin Templeton Stable Value Fund *                      $   823,767
Franklin Templeton U.S. Government Securities Fund *            774,309
Franklin Templeton Total Return Fund *                           32,894
Franklin Templeton Income Fund *                              1,378,880
Franklin Templeton Age High Income Fund *                        25,926
Franklin Templeton Growth Fund *                                124,059
Mutual Shares *                                                 227,652
Franklin Templeton Small Cap Value Fund *                        38,330
Fidelity Magellan Fund                                        2,154,717
Franklin Templeton Capital Growth Fund *                        112,288
Franklin Templeton Flex Cap Growth Fund *                     1,478,282
Franklin Templeton Small-Midcap Growth Fund *                    25,631
Templeton Growth Fund *                                          77,174
Smithway Motor Xpress Corp. common stock *                    2,993,009
Participant Loans *                                             439,477
                                                            -----------
                                                            $10,706,395
                                                            ===========


                                  6 (continued)

                       SMITHWAY MOTOR XPRESS, INC. 401(K)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN


Included in net investment gain for the years ended December 31, 2005 and 2004 is appreciation of investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income as follows:

                                          2005              2004
                                       ----------        ----------
Registered investment companies        $  342,951           404,515
Common stock *                            665,666         2,386,815
Participant loans *                        23,126            23,933
                                       ----------        ----------
                                       $1,031,743         2,815,263
                                       ==========         =========

* Party-in-interest



     (10) PARTICIPANT LOANS

          Participants are allowed to borrow from the vested portion of their account. The minimum loan is $1,000. The maximum loan is the lesser of 50% of the participant's vested account balance or $50,000.

                       SMITHWAY MOTOR XPRESS, INC. 401(K)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN


Schedule of Assets Held for Investment Purposes at End of Year December 31, 2005



                                                                            Cost            Fair Value
                                                                        -----------        -----------
Galliard Stable Return Fund *                                           $ 1,120,476          1,143,939
Franklin Templeton U.S. Government Securities Fund *                        826,330            818,221
Franklin Templeton Total Return Fund *                                       68,720             67,739
Franklin Templeton Income Fund *                                          1,251,974          1,249,103
Franklin Templeton Age High Income Fund *                                    37,048             37,696
Franklin Templeton Growth Fund *                                            125,700            139,112
Mutual Shares *                                                             296,955            305,154
Franklin Templeton Small Cap Value Fund *                                   103,013            107,635
Fidelity Magellan Fund                                                    2,133,059          2,281,090
Franklin Templeton Capital Growth Fund *                                    130,056            140,345
Franklin Templeton Flex Cap Growth Fund *                                 1,365,795          1,546,331
Franklin Templeton Small-Midcap Growth Fund *                                37,474             43,592
Templeton Growth Fund *                                                     135,676            135,789
Smithway Motor Xpress Corp. common stock *                                3,355,000          3,330,286
                                                                        -----------        -----------
                                                                         10,987,276         11,346,032

Loans to participants * (with interest rates from 4.25% to 10.5%
  and various maturity dates)                                               451,052            451,052
                                                                        -----------        -----------
                                                                        $11,438,328         11,797,084
                                                                        ===========        ===========



*PARTY-IN-INTEREST.

See accompanying independent auditors' report.

                       SMITHWAY MOTOR XPRESS, INC. 401(K)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN


Schedule of Assets Held for Investment Purposes at End of Year December 31, 2004



                                                                            Cost            Fair Value
                                                                        -----------        -----------
Franklin Templeton Stable Value Fund *                                  $   823,767            823,767
Franklin Templeton U.S. Government Securities Fund *                        784,996            774,309
Franklin Templeton Total Return Fund *                                       32,550             32,894
Franklin Templeton Income Fund *                                          1,326,341          1,378,880
Franklin Templeton Age High Income Fund *                                    24,928             25,926
Franklin Templeton Growth Fund *                                            113,804            124,059
Mutual Shares *                                                             211,350            227,652
Franklin Templeton Small Cap Value Fund *                                    34,438             38,330
Fidelity Magellan Fund                                                    2,066,418          2,154,717
Franklin Templeton Capital Growth Fund *                                    106,758            112,288
Franklin Templeton Flex Cap Growth Fund *                                 1,359,807          1,478,282
Franklin Templeton Small-Midcap Growth Fund *                                22,946             25,631
Templeton Growth Fund *                                                      71,999             77,174
Smithway Motor Xpress Corp. common stock *                                  957,475          2,993,009
                                                                        -----------        -----------
                                                                          7,937,577         10,266,918

Loans to participants * (with interest rates from 4.25% to 10.5%
  and various maturity dates)                                               439,477            439,477
                                                                        -----------        -----------
                                                                        $ 8,377,054         10,706,395
                                                                        ===========        ===========


*PARTY-IN-INTEREST.

See accompanying independent auditors' report.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized



                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN


     Date: June 27, 2006                       By: /s/ Tom Nelson
                                                   ----------------------------
                                                   Tom Nelson, Administrator

                                  EXHIBIT INDEX




    Exhibit
    Number
    ------

      23 Consent of KPMG LLP, independent registered public accounting firm